

Mail Stop 4720

February 10, 2016

Via E-mail
Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.
1985 Isaac Newton Square West, Suite 103
Reston, VA 20190

**Re:     StreetShares, Inc.
Amendment No. 5 to
Offering Statement on Form 1-A
Filed February 5, 2016
File No. 024-10498**

Dear Mr. Rockefeller:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your new disclosure on page 33 that you "may open and close purchase closing windows."  We are concerned that this new feature would constitute a delayed offering of StreetShares Notes, which would be impermissible on Form 1-A.  Please either eliminate this feature or provide us with your legal analysis as to why you believe it is permissible.  Please refer to Rule 251(d)(3)(i)(F) of Regulation A.

2. We note your references to one or more "series" of StreetShares Notes on page 32 and 34.  Please revise your offering statement to describe your intention to offer StreetShares Notes in multiple series.

About the Platform

StreetShares Platforms, page 17

3. We note your disclosure here and on page 2 that you intend to provide investors in this offering the ability to "auto-invest" in StreetShares Notes. Please describe the material aspects of this feature in your offering circular and provide us with your detailed analysis on how the operation of the "auto-invest" feature will comply with the federal securities laws. In particular, please explain how the "auto-invest" feature would comply with the offering conditions outlined in Rule 251(d) of Regulation A and how investors would be informed of fundamental changes to your offering as contemplated by Rule 252(f)(2). In the alternative, please remove this feature from your offering.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc:     Brian S. Korn, Esq.